

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2011

<u>Via E-mail</u>
Mr. Lawrence P. Reinhold
Chief Financial Officer
Systemax Inc.
11 Harbor Park Drive
Port Washington, New York 11050

      Re: **Systemax Inc.**
              Form 10-K for the Year Ended December 31, 2010
              Filed March 17, 2011
              Form 10-Q for the Quarterly Period Ended June 30, 2011
              Filed August 11, 2011
              File No. 1-13792

Dear Mr. Reinhold:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Jennifer Thompson

                              Jennifer Thompson
                              Accounting Branch Chief